

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 7, 2008

<u>Via Facsimile and U.S. Mail</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

> **Re:** **Kaiser Ventures LLC**
> **Amendment No. 1 to Schedule TO-T filed by SCM Special Fund et al.**
> **Filed September 26, 2008**
> **Schedule TO-T filed September 23, 2008**
> **File No. 005-81572**

Dear Mr. Patterson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. We note that the Offer to Purchase is dated September 19, 2008, but the Schedule TO was not filed until September 23, 2008. Please advise us as to how you complied with the filing and transmittal requirements in Rule 14d-3(a). Please confirm, if true, that no units were tendered between September 19 and 23, 2008, or advise us as to your response to security holders if units were tendered during that time period.

2. Please amend to include the current estimated total dollar amount of Transfer Costs. Please advise us as to why subtracting such costs before they are known does not result in a change of price the bidders are willing to pay tendering unit holders. Refer to Rule 14e-1(b). Structuring the offer consideration to be an unknown amount is also not consistent with Item 1004(a)(1)(ii) of Regulation M-A or Section 14(e). In addition, when you include the amended Unit Offer price prior to expiration, please continue to disclose the updated total dollar amount of Transfer Costs.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions